

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2018

Via E-mail
Greg Siokas
Chief Executive Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite
4236, Chicago, 60604, IL

> **Re: Cosmos Holdings Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed April 27, 2018**
> **File No. 333-222061**

Dear Mr. Siokas:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your agreement with Marathon Global Inc., by which you may distribute cannabis-related products. Please expand your risk factor disclosure related to the regulatory requirements applicable to your company to address the potential impact of federal and state laws related to the selling and distribution of marijuana. Please also revise your Business section to address government approval of cannabis-related products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K. Lastly, please update the disclosure in this filing for any other material developments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Elliot H. Lutzker, Esq.
       Davidoff Hutcher & Citron, LLP